Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0176 F: +1 202.637.3593 harrypangas@ eversheds-sutherland.com

November 14, 2017

VIA EDGAR

Dominic Minore, Esq.

Megan Miller

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	TICC Capital Corp.

Post-Effective Amendment No. 2 to the Registration Statement on

Form N-2, Filed September 15, 2017

File No. 333-202672

Dear Mr. Minore and Ms. Miller:

On behalf of TICC Capital Corp. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on October 25, 2017 and October 30, 2017, in each case, with respect to post-effective amendment no. 2 to the Company’s registration statement on Form N-2 (File No. 333-202672) filed with the Commission on September 15, 2017 (the “Registration Statement”) and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below in italics followed by the Company’s response.

Legal Comments

1.          On page 3 of the Prospectus, the disclosure indicates that the Company will pay-off the Convertible Notes with the proceeds of the 6.50% Unsecured Notes. Please update this disclosure to indicate that the Convertible Notes were repaid in full at their maturity on November 1, 2017.

Response: The Company has revised the disclosure in the Prospectus to indicate that the Convertible Notes were repaid in full at their maturity on November 1, 2017.

2.          On page 4 of the Prospectus, the disclosure indicates that the Company’s current strategy is to rotate out of more broadly-syndicated corporate loans into “club deals.” Please revise the disclosure to explain in plain English meant by “club deals” in this context. Also, please expand the disclosure on page 4 of the Prospectus to more fully explain what is meant by “resetting opportunities” with regard to CLO investments, including what is encompassed by a reset and what else, if anything, does a reset include other than an extension of the reinvestment period of the CLO.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

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3.          On page 48 of the Prospectus, you disclose the weighted average annualized yield on debt investments in the third paragraph under “Overview.” However, the disclosure in the fourth paragraph under “Overview” on page 48 does not refer to an “annualized” weighted average yield. Please revise the first sentence of the fourth paragraph on page 48 to indicate that the weighted average yield and the weighted average annualized yield is not the same as a return on investment for the Company’s stockholders.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

4.          On page 82 of the Prospectus, please delete the reference to the Form 10-Q and correct it to reference the Prospectus.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

Accounting Comments

5.          In the fees and expenses table on page 13 of the Prospectus, the Company discloses annual expenses of 7.28%, however, the Staff notes that “Note 14. Financial Highlights” to the Company’s financial statements for the quarter ended June 30, 2017 discloses annual expenses of 9.78%. Please supplementally advise the Staff on the difference in assumptions used to calculate these amounts.

Response: The Company acknowledges the Staff’s comment and supplementally advises the Staff that, as disclosed in footnotes 4 and 6 to the Fees and Expenses table, the calculations in the Fees and Expenses table have been adjusted to reflect certain events that occurred after June 30, 2017 as well as assumptions about future events that are expected to occur (i.e., the redemption of approximately $73.4 million in aggregate indebtedness under TICC CLO 2012-1 LLC, the expected repayment in full of approximately $94.5 million of Convertible Notes, and adjusted to reflect an assumed $50.0 million of additional borrowings).

6.          On page 47 of the Prospectus, the Company disclosed that there was a tax return of capital for December 31, 2016. However, the Company’s website makes references to “dividends” and “dividend yield” which would indicate that distributions were only from income as opposed to a return of capital. Please update your website to properly refer to “distributions” or “distribution rate” instead of “dividends” or “dividend yield.”

Response: The Company acknowledges the Staff’s comment and hereby undertakes to update its website accordingly.

7.          In future filings of financial statements, please include the disclosure required by ASC 820-10-50-2(g).

Response: The Company acknowledges the Staff’s comment, has included the requested disclosure in the Prospectus and will also include the requested disclosure in future filings of financial statements.

8.          The lead-in to the Senior Securities table on page 84 states that the auditor’s report is attached to the Registration Statement. We note, however, that only a consent and no report is provided. Please explain or revise the disclosure accordingly.

Response: The Company acknowledges the Staff’s comment and supplementally advises the Staff that the auditor’s report was included as Exhibit n.6 to Post-Effective Amendment No.1 to the Registration Statement that was filed by the Company on April 12, 2017. The Company has modified the disclosure in the Prospectus accordingly.

9.          On Page 75 of the Prospectus, the disclosure indicates that the Company’s asset coverage for borrowed amounts was 328.7% as of June 30, 2017.  However, on page 84 of the Prospectus the disclosure indicates that the asset coverage for each type of senior security was 264.4% as of June 30, 2017.  Please supplementally advise the Staff the reason for this difference.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in order to conform the two figures.

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Please do not hesitate to call me at (202) 383-0805, or Vlad M. Bulkin at (202) 383-0815, if you have any questions or require any additional information.

Sincerely,

/s/ Harry S. Pangas
Harry S. Pangas

cc:	Jonathan H. Cohen, Chief Executive Officer, TICC Capital Corp.

Steven B. Boehm, Esq., Eversheds Sutherland (US) LLP

Vlad M. Bulkin, Esq., Eversheds Sutherland (US) LLP